Exhibit 99.68

PRESS RELEASE

For immediate release

NuRAN Announces Intention to Complete Consolidation in preparation to the Restructuring Transaction

Quebec, QC, Canada, December 5th, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading provider of mobile and broadband wireless infrastructure, announces that the board of directors of the Company (the “Board”) has approved a consolidation of its issued and outstanding common shares (“Common Shares”) on the basis of one post-consolidated Common Share for every three hundred (300) pre-consolidated Common Shares (the “Consolidation”). This Consolidation was approved by the Company’s shareholders at the shareholders meeting held on October 22, 2025, where shareholder approval was given to undertake a consolidation of the Company’s Common Shares at a ratio to be determined by the Board, at its sole discretion, to permit the Corporation to satisfy all conditions and necessary regulatory approvals to list the Common Shares on the NASDAQ, NYSE or such other U.S. national securities exchange as the Board may determine in its sole discretion.

The Board has set December 9, 2025, as the effective date of the Consolidation and anticipates the Common Shares to trade on a post-consolidated basis effective December 9, 2025, subject to final confirmation from the Canadian Securities Exchange (the “CSE”).

Upon the completion of the Consolidation, the CUSIP and ISIN of the Common Shares will be changed to 67059X304 and CA67059X3040, respectively. The Company’s name and stock symbols shall remain unchanged.

After giving effect to the Consolidation, the Common Shares will be reduced from 122,830,494 to approximately 409,436 Common Shares. No fractional Common Shares will be issued in connection with the Consolidation. Instead, all fractional Common Shares equal to or greater than one-half resulting from the Consolidation will be rounded to the next whole number, otherwise, the fractional Common Share will be cancelled. The exercise price and/or conversion price and number of Common Shares issuable under any of the Company’s outstanding convertible securities will be proportionately adjusted in connection with the Consolidation.

The Consolidation is being conducted on a “push-out” basis. Shareholders of the Company without physical share certificates do not need to take any action with respect to the Consolidation, as they will automatically receive new DRS advice representing the post-Consolidation Common Shares.

Update on the Restructuring Transaction

In connection with the Restructuring Transaction, which was approved by the Company’s shareholders at the shareholders meeting held on October 29, 2025, the Company intends to finalize settlement agreements and subscription agreements (together, the “Restructuring Agreements”) with debt holders and new investors (together, the “Subscribers”) relating to the Restructuring Transaction to be effective as of the Restructuring Closing Date (as defined below).

As discussed in the Company circular dated September 9, 2025, and the Company’s news release dated September 26, 2025, the Restructuring Agreements are designed to ensure that sufficient debt of the Company will be converted to equity to increase the shareholder deficit on the Company’s balance sheet and raise additional funds for the Company.

PRESS RELEASE

In connection with the Restructuring Transaction, the Subscribers will agree to convert up to $26,300,000 of debt and invest $3,700,000 for units of the Company (the “Units”), at a price per Unit (the “Issue Price”) equal to ten-day volume weighted average price of the Common Shares on the CSE, for the first ten trading days during which the post-consolidated Common Share trade on a post-Consolidation basis, subject to the floor price, if required, by the CSE’s policies. The effective closing date (the “Restructuring Closing Date”) for the Restructuring Agreements will be following market close on the day when the Issue Price is determined.

Each Unit will consist of: (i) one post-consolidated Common Share, and (ii) one half of one (1/2) post-consolidated Common Shares purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one post-consolidated Common Share (each, a “Warrant Share”) at an exercise price of 150% of the Issue Price per Warrant Share until 5:00 p.m. (Vancouver time) on the date of expiration of the Warrant, which is five (5) years following the date of issuance.

The cash proceeds raised from the Restructuring Transaction will be used by the Company for working capital purposes. The Shares and Warrant Shares are subject to a statutory four month and one day hold period, and such further restrictions as may apply under foreign securities laws.

Additional Demand for Units

Following the announcement of the Restructuring Transaction, the Company was approached by additional debt holders, service providers, and potential investors, who expressed willingness to participate in the Restructuring Transaction, which was already fully allocated. As such, following the closing of the Restructuring Transaction, the Company may settle additional debt and payables, and/or raise additional equity, concurrent to or following the Restructuring Closing Date, by issuing Units at the Issue Price.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5530

PRESS RELEASE

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include those relating to completion of the Consolidation, and timing and effect thereof, to completion of the Restructuring Transaction, and timing and effect thereof, to completion of the additional demand for Units, and timing and effect thereof.

Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as, the risk that the Company will not complete the Consolidation; the risk that the Company will not complete the Restructuring Transaction; the risk that the Company will not complete the additional demand for Units; uncertainties and risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.